UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 22, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       Discounts investigation completed, dated December 22, 2004.

Press release

Date
December 22, 2004
Discounts investigation completed	Number
064pe

KPN announces that the independent review of inappropriate discounts given to certain customers of its fixed division has been completed. The investigation confirms the company’s initial assessment of the scope of services, market segment and financial amounts involved. KPN has instituted a tightening up of its compliance procedures, including the introduction of a programme to improve employees’ awareness about the increasingly complex legal restrictions governing their commercial activities and new guidelines designed to avoid the risk of future regulatory breaches. Furthermore, a special committee will investigate whether additional measures will be necessary.

Mr Eelco Blok, the Board Member responsible for the Fixed Division, has notified the Supervisory Board of his decision to resign from the Board of Management. Mr Ad Scheepbouwer, KPN CEO, will take responsibility for the Fixed Division until further notice. Following his resignation, Mr Blok has been offered the senior staff position Corporate Strategy and Innovation, which he has accepted. Mr Blok’s expertise will be invaluable in this new role, which will accelerate KPN’s strategic transition to achieve leadership in the new telecommunications world.

The independent review has confirmed that the value of the discounts in question was approximately EUR 20 million paid in aggregate over the period 2003 to date, and was marginal in the three preceding years. The segment of the fixed business involved (voice services provided to the business market) represents annual revenues for KPN of approximately EUR 300 million, or 2.5% of the company’s total annual turnover. KPN does not believe there will be a need to restate the company’s consolidated financial statements for the period in question.

Further KPN awaits the outcome of the investigation conducted by OPTA, the Dutch Telecommunications Regulator.

Commenting, Ad Scheepbouwer said: “Whilst, as we thought, the sums involved are not material, we take this matter extremely seriously and are committed to maintaining the highest standards of governance. We consider integrity as an important corporate value and have taken prompt action to ensure that we, individually and collectively, adhere to the highest possible standards.”

The company will resume its share repurchase programme tomorrow, December 23rd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: December 22, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel